SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MILL CITY GOLD CORP.
(Name of Issuer)

Common Stock, no par value per share
 (Title of Class of Securities)

599805 10 8
(CUSIP Number)

March 15, 2011
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 599805 10 8

1.    Names of Reporting Persons

       Pinetree Resource Partnership

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.   SEC Use Only

 4.   Citizenship or Place of Organization

       Ontario, Canada

Number of	5.	Sole Voting Power
Shares		0
Beneficially
Owned by	6.	Shared Voting Power
Each		8,400,000
Reporting
Person	7.	Sole Dispositive Power
With:		0

	8.	Shared Dispositive Power
		8,400,000

9.   Aggregate Amount Beneficially Owned by each Reporting Person

      8,400,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)

       12.0%

12.  Type of Reporting Person (See Instructions)

        PN

CUSIP No. 599805 10 8

1.    Names of Reporting Persons

       Pinetree Capital Ltd.

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.   SEC Use Only

 4.   Citizenship or Place of Organization

       Ontario, Canada

Number of	5.	Sole Voting Power
Shares		0
Beneficially
Owned by	6.	Shared Voting Power
Each		8,400,000
Reporting
Person	7.	Sole Dispositive Power
With:		0

	8.	Shared Dispositive Power
		8,400,000

9.   Aggregate Amount Beneficially Owned by each Reporting Person

      8,400,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)

       12.0%

12.  Type of Reporting Person (See Instructions)

        CO

CUSIP No. 599805 10 8

1.    Names of Reporting Persons

       Sheldon Inwentash

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.   SEC Use Only

 4.   Citizenship or Place of Organization

       Canada

Number of	5.	Sole Voting Power
Shares		2,225,000
Beneficially
Owned by	6.	Shared Voting Power
Each		8,400,000
Reporting
Person	7.	Sole Dispositive Power
With:		2,225,000

	8.	Shared Dispositive Power
		8,400,000

9.   Aggregate Amount Beneficially Owned by each Reporting Person

      10,625,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)

       15.0%

12.  Type of Reporting Person (See Instructions)

        IN

Item 1(a).  Name of Issuer:

Mill City Gold Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

4719 Chapel Road, N.W.
Calgary Alberta TZL 1A7
Canada

 Item 2(a).  Name of Person(s) Filing:

Pinetree Resource Partnership
Pinetree Capital Ltd.
Sheldon Inwentash

Item 2(b).  Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Resource Partnership is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Pinetree Capital Ltd. is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Sheldon Inwentash is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

Item 2(c).  Citizenship:

Pinetree Resource Partnership is a partnership organized under the laws of Ontario, Canada.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

Sheldon Inwentash is a Canadian citizen.

Item 2(d).  Title of Class of Securities:

Common Stock, no par value per share

Item 2(e).  CUSIP Number:

599805 10 8

Item 3.     If this statement  is filed  pursuant to  Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)      [_]  Broker or dealer registered under section 15 of the Act.

(b)      [_]  Bank as defined in section 3(a)(6) of the Act.

(c)      [_]  Insurance  company as defined in section 3(a)(19) of the Act.

(d)      [_]  Investment  company  registered under section 8 of the Investment Company Act of 1940.

(e)      [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)       [_]  An employee  benefit plan or endowment  fund in  accordance  with Rule 13d-1(b)(1)(ii)(F);

(g)      [_]  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

(h)      [_]  A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)        [_]  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section 3(c)(14) of the  Investment
Company Act of 1940;

(j)        [_]  A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)       [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  ____________________________________.

Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount beneficially owned:

As of the date of this filing, Pinetree Resource Partnership beneficially owns an aggregate of 8,400,000 shares of Common Stock of the Issuer (the “PR Shares”), including 5,400,000 shares of Common Stock and 3,000,000 shares of Common Stock issuable upon the exercise of warrants held by Pinetree Resource Partnership.

As of the date hereof, Sheldon Inwentash (“Inwentash”) is deemed to beneficially own an aggregate of 10,625,000 shares of Common Stock.  This amount includes the PR Shares and 2,225,000 shares of Common Stock that Inwentash owns directly (the “Inwentash Shares”).  The Inwentash Shares consist of 1,350,000 shares of Common Stock and 875,000 shares of Common Stock issuable upon the exercise of warrants held by Inwentash.

Pinetree Capital Ltd. beneficially owns 100% of Pinetree Resource Partnership and therefore may be deemed to have beneficial ownership of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares.  By virtue of his position as Chief Executive Officer of Pinetree Capital Ltd., Inwentash may be deemed to have shared power to vote the PR Shares.  Inwentash disclaims beneficial ownership of the PR Shares.

     (b)      Percent of class:

The PR Shares represent approximately 12.0% of the Issuer’s Common Stock, based on 67,104,207 issued and outstanding shares of Common Stock of the Issuer as of March 18, 2011.

The PR Shares and the Inwentash Shares together represent approximately 15.0% of the Issuer’s Common Stock, based on 67,104,207 issued and outstanding shares of Common Stock of the Issuer as of March 18, 2011.

     (c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Pinetree Resource Partnership:	0
	Pinetree Capital Ltd.:	0
	Inwentash	2,225,000

(ii)	Shared power to vote or to direct the vote:
	Pinetree Resource Partnership:	8,400,000
	Pinetree Capital Ltd.:	8,400,000
	Inwentash	8,400,000

(iii)	Sole power to dispose or to direct the disposition of:
	Pinetree Resource Partnership:	0
	Pinetree Capital Ltd.:	0
	Inwentash	2,225,000

(iv)	Shared power to dispose or to direct the disposition of:
	Pinetree Resource Partnership:	8,400,000
	Pinetree Capital Ltd.:	8,400,000
	Inwentash	8,400,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2011
(Date)
PINETREE RESOURCE PARTNERSHIP
By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer*

PINETREE CAPITAL LTD.
By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

_________________________________

*
Resolutions of the partners of Pinetree Resource Partnership, dated as of September 29, 2010 (the “Resolutions”), appoint Mr. Feldman as Authorized Signing Officer.  The Resolutions, which were filed as Exhibit 2 to Amendment No. 6 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation Inc. on September 29, 2010, are incorporated herein by reference.